SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

Commission File Number  0-10315

(Check One):

☐  Form 10-KSB      ☐  Form 11-K

  Form 20-F

     ☒ Form 10-QSB

☐  Form N-SAR

For Period Ended:        January 31, 2008

☐   Transition Report on Form 10-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form 20-F

☐  Transition Report on Form N-SAR

☐  Transition Report on From 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant         IMPLANTABLE VISION, INC.

Former name if applicable               BAYMARK TECHNOLOGIES, INC.

Address of principal executive office (Street and number)

                                            25730 Lorain Road

City, state and zip code         North Olmsted, Ohio 44070

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Part II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check appropriate box.)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

☐

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2008 will be delayed due the fact that we encountered delays in the preparation of the financial statements and related notes, and the requisite disclosure, to be contained in the Form 10-QSB.

As a result of the foregoing, our Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2008 could not be completed by the required filing date without unreasonable cost and effort, but will be completed and filed within the applicable extension period.

Part IV

(1)

Name and telephone number of person to contact in regard to this notification.

     Eric M. Hellige                      (212) 421-4100

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify such reports.

Yes ☒

No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings

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statements to be included in the subject report or portion thereof?  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes ☒

No ☐

We anticipate a significant change in our results of operations for the fiscal quarter ended January 31, 2008 as compared to the fiscal quarter ended January 31, 2007 primarily due to the fact that, as a result of our inability to raise additional capital for our business, our development efforts have effectively ceased.  The immediate acquisition of these funds is necessary for us to continue our operations, finalize development and clinical testing of our product candidates and prepare for the planned commercialization of our product candidates. There can be no assurance that we will be able to obtain such additional capital on terms acceptable to us, if at all.

Based on the information available to us at this time, we believe that the unaudited financial results for quarter ended January 31, 2008 will reflect that total operating expenses decreased from $811,364 to approximately $271,305 for the quarters ended January 31, 2007 and 2008, respectively.  As a result of the decrease in our operating expenses, we believe that we incurred a net loss of approximately $271,289 for the quarter ended January 31, 2008, as compared to a net loss of approximately $833,864 for the quarter ended January 31, 2007.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the fiscal quarter ended January 31, 2008, to be filed in our Quarterly Report on Form 10-QSB for the quarter ended January 31, 2008.

IMPLANTABLE VISION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 18, 2008

By:    /s/ Bill Rozakis

Name:

Bill Rozakis

Title:

Secretary and Chief

Financial Officer

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